Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: March 13, 2007
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

To	Mrs. Katharina Haidenthaler	The Bank of New York	e-mail address	khaidenthaler@bankofny.com
New York Stock Exchange

pressreleases@nyse.com
From	Rolf Zaugg, +41 31 342 23 95
Date	March 13, 2007
Pages following
Subject	Swisscom 6-K filing
Ladies and Gentlemen,
Please find herewith the following key features of Swisscom’s 9th Shareholders’ Meeting and of Swisscom’s dividend.

date and place:	April 24, 2007 in Zurich-Oerlikon

date of the ex dividend	April 27, 2007

maturity	April 27, 2007

dividend/share (gross)	CHF 17*
*according to the proposal of the Board of Directors of March 9, 2007 to the Shareholders’ Meeting.
Sincerely yours
Swisscom AG
Group Legal & Regulatory
/s/ Rolf Zaugg
Rolf Zaugg
Head of Capital Market & Corporate Law

Swisscom AG	Phone	+41 31 342 23 95	E-mail: rolf.zaugg1@swisscom.comK
Group Legal & Regulatory	Fax	+41 31 342 76 08
Capital Market & Corporate Law
CH-3050 Berne

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: March 13, 2007	by:	/s/ Rolf Zaugg
		Name:	Rolf Zaugg
		Title:	Senior Counsel Head of Capital Market & Corporate Law